SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                Attorneys at Law


                                                                  August 9, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:     Tim Buchmiller
               Russell Mancuso, Branch Chief

         Re:   New Century Companies, Inc.
               Registration Statement on Form SB-2
               Filed June 8, 2006
               File No. 333-134863

Ladies and Gentlemen:

      The following responses address the comments of the reviewing Staff of the Commission (the "Staff") as set forth in its letter dated June 30, 2006 relating to the Registration Statement on Form SB-2 (the "Registration Statement") of New Century Companies, Inc. (the "Company"). On behalf of the Company, we respond as follows:

Registration Statement Fee Table
--------------------------------

      1. Please provide us with an analysis which shows in detail how you determined the number of shares to register. Please include in your analysis the calculations you used to determine the number of shares underlying each relevant outstanding obligation to issue securities. Also tell us the amount of consideration you received for each obligation pursuant to which you will issue the securities. Indicate the date on which you received the consideration. We may have further comments upon the review of your response.

Response:

Set forth on the attached Schedule I is a table setting forth the number of shares included in the registration statement for each of the Selling Stockholders and the amount of consideration received by the Company for each obligation.


CAMOFI Private Placement, page 3
--------------------------------

      2. Please revise your disclosure so that all of the material terms of your securities may be understood by your investors without reference to the underlying agreements. For example, please avoid using defined terms such as "Equity Conditions."


                                      SRFF
             1065 Avenue of the Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

Response:

We have revised to include the material terms of the transaction with CAMOFI and Motivated Minds.

      3. Please clarify your statement in clause (C) of the third paragraph so that it may be understood by your investors. For example, please clarify how this comparison will be conducted and the results measured, and when this comparison will take place.

Response:

The Company has revised the disclosure to clarify that in determining whether Quilite International, LLC`s audited financial statement is materially worse than, the Company will rely on a qualified third party accounting expert to determine the differences. The comparison will take place prior to the closing of any transaction between the Company and Quilite. Presently, the Company has not set time for the consummation of any transactions with Quilite.

      4. From your disclosure, it appears that proceeds of the transaction have been placed in escrow. Therefore, it appears that the private transaction is not complete and it is inappropriate to register the related shares for public resale at this time. Please revise your registration statement accordingly. Please note that it is inconsistent with Section 5 of the Securities Act to negotiate any revisions to your private offering while the related shares are subject to a pending resale registration statement.

Response:

As of this date, all proceeds that had been placed in escrow have been released to the Company for general working capital purposes.

Selling Stockholders, page 20
-----------------------------

      5. Please revise so that the number of shares indicated in the last row of your column entitled "Shares of Common Stock Included in Prospectus" reconciles with the total of the number of shares being registered for resale by each selling stockholder. As appropriate, please make any corresponding changes to your registration statement fee table.

Response:

We have revised the Selling Stockholders table to reconcile the total number of shares included by each selling stockholder.

      6. We note that you are registering for resale a number of shares (13,731,144) for CAMOFI Master LDC that exceeds the number of shares (10,984,915) indicated in your first column as beneficially owned by CAMOFI Master LDC. Please provide us with an analysis showing how you calculated these numbers and indicating why you can register shares for resale that CAMOFI does not own. As appropriate, please make any corresponding changes to your registration statement fee table.


                                      SRFF
             1065 Avenue of the Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

Response:

Please see attached Schedule I which shows how the shares included in the Registration Statement for CAMOFI were calculated. We are registering shares issuable upon conversion of the 12% Senior Secured Convertible Note and exercise of warrant issued to CAMOFI by the Company. In addition, we have included such additional number of shares that may be issuable upon conversion of the 12% Senior Secured Convertible Note and warrant, as such numbers may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. The 12% Senior Secured Convertible Note is currently convertible into shares of the Company's common stock, as reflected in Schedule I. In addition, the warrants held by CAMOFI are presently exercisable. However, the terms of the Note and the warrants prohibits the Company from effecting any conversions of the Note, that would result in ownership by CAMOFI and its affiliates of more than 4.99% of the outstanding shares of the Company. Therefore CAMOFI's beneficial ownership prior to the offering is reflected as 564,601 in the Selling Stockholder's table, which represents 4.99% of the Company's currently issued and outstanding stock.


      7. We note the disclosure in the last sentence of footnote 2 to the selling stockholders table. This disclosure does not appear to be consistent with your other disclosure that the notes are convertible at fixed prices. With reference to the specific sections of the underlying agreements and instruments which govern the terms of the convertible notes, please tell us how the conversion features of your notes are intended to operate and revise your disclosure so that the operation of these conversion features are clear and consistent throughout your prospectus.

Response:

We revised to delete the sentence referred to in your comment. We have also revised to clearly set forth the conversion features of the Note. See page 20 of the Registration Statement.


      8. We note your disclosure in the second sentence of footnote 4 to the selling stockholders table. Please revise your disclosure so that it is clear how your footnote disclosure reconciles to the total number of shares indicated in the selling stockholders table as beneficially owned by Motivated Minds.

Response:


                                      SRFF
             1065 Avenue of the Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

We have revised in accordance with your comment. See page 20 of the Registration Statement.

      9. Please tell us how the number of shares referred to in footnote 5 to the selling stockholders table reconciles to the number of shares indicated in the table.

Response:

We have revised in accordance with your comment. See page 20 of the Registration Statement.


      10. Please revise your disclosure in footnote 5 to clarify what you mean by "2,628,524 shares of common stock reserved for continuous basis offering" and provide us with an analysis showing how you determined that number of shares. Please tell us, citing with specificity the authority upon which you have relied, why you believe that you can register the noted securities as a "continuous basis offering" at this time.

Response:

We have revised to disclose that in accordance with the terms of the Registration Rights Agreement with CAMOFI, we have included an additional 25% of the shares being registered to cover conversions pursuant to the Note and upon the exercise of the Warrant, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. See page 20 of the Registration Statement.

      11. Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale unless those shares were received as compensation for underwriting activities.

Response:

We have revised to disclose that Source Capital LLC and Ascendiant Securities, LLS are broker-dealers. See page 21 of the Registration Statement.

      12. Please identify the individuals who beneficially own the securities held by the entities named.

Response:

We have revised to disclose the natural persons who hold voting and dispositive power over the securities held by all of the entities names as Selling Stockholders. See pages 20 and 21 of the Registration Statement.


                                      SRFF
             1065 Avenue of the Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

      13. Please disclose the exercise prices of the warrants.

Response:

We have revised to disclose the exercise prices of the warrants. See pages 20 and 21 of the Registration Statement.

      We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700. Thank you in advance for your prompt review and assistance.




                                                Very truly yours,

                                                /s/ Marcelle S. Balcombe

                                                Marcelle S. Balcombe




                                      SRFF
             1065 Avenue of the Americas | New York, New York 10018
                 T 212 930 9700 | F 212 930 9725 | www.SRFF.com

                                   Schedule I


----------------------- --------------------- -------------------- --------------------- --------------------
Selling Stockholder     Shares underlying     Shares underlying    Shares of Common      Total
                        Convertible Notes     Warrants             Stock
----------------------- --------------------- -------------------- --------------------- --------------------
Motivate Minds, LLC     473,863(1)            454,545(2)           60,000(3)             988,408
----------------------- --------------------- -------------------- --------------------- --------------------
CAMOFI Master LDC       9,385,906(4)          4,345,237(5)                               13,731,143
----------------------- --------------------- -------------------- --------------------- --------------------
Source Capital Group,                         22,727(6)                                  22,727
Inc.
----------------------- --------------------- -------------------- --------------------- --------------------
Ascendiant                                    654,949(7)           250,000(8)            904,949
Securities, LLC
----------------------- --------------------- -------------------- --------------------- --------------------
Michael S. Cole                               90,317(9)                                  90,317
----------------------- --------------------- -------------------- --------------------- --------------------
Total                                                                                    15,737,544
----------------------- --------------------- -------------------- --------------------- --------------------

------------------------------
(1) Issuable in connection with the Series A Convertible Note dated February 15, 2006 (the "Series A Convertible Note"), calculated as follows: principal amount of $300,000 divided by conversion price of $0.66 = 454,545. Also includes 19,318 shares underlying interest in the amount of $12,750. The Company received gross proceeds of $300,000 from Motivated Minds, LLC on February 15_, 2006.
(2)   Issued in connection with the Series A Convertible Note
(3) 30,000 shares were pursuant to the Series A Convertible Note and 30,000 shares issued as consideration for extending the initial due date of the Series A Convertible Note.
(4) Issuable in connection with the 12% Senior Convertible Note dated February 28, 2006 (the "Senior Convertible Note"), calculated as follows: principal amount of $3,500,000 divided by conversion price of $0.63 = 5,555,555. Also includes 1,953,170 shares underlying interest in the amount of $1,962,295, (calculated by dividing the interest amount by interest conversion rate of $0.61285. Interest conversion rate is defined as 85% of the volume-weighted average closing price for the 10 trading days immediately prior to the applicable interest payment date. In calculating the interest, the Company calculated the interest conversion rate as of May 19, 2006, the date of filing of the registration statement ). Also includes 1,877,181 shares included in the Registration Statement in accordance with the Registration Rights Agreement, pursuant to which we are required to register an additional 25% of shares that may be issuable upon conversion of the Senior Convertible Note, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. The Company received gross proceeds of $3,500,000 from CAMOFI as follows: (i) $2,000,000 on March 7, 2006; (ii) $750,000 was disbursed from escrow on July 10, 2006; and (ii) $750,000 was disbursed from escrow on August 4, 2006.
(5) Issued in connection with the Senior Convertible Note. Also includes 869,047 shares included in the Registration Statement in accordance with the Registration Rights Agreement, pursuant to which we are required to register an additional 25% of shares that may be issuable upon exercise of the Warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.
(6) Issued as compensation for placement agent services in connection with the Series A Convertible Note
(7) Represents (i) 632,222 warrants issued as compensation for placement agent services in connection with the Senior Convertible Note; (ii) 22,727 warrants issued as compensation for placement agent services in connection with the Series A Convertible Note.
(8) Issued as compensation for placement agent services in connection with the Senior Convertible Note. (9) Represents warrants assigned to the Selling Stockholder by Ascendiant Securities, LLC issued as compensation for placement agent services in connection with the Senior Convertible Note.